                                                                   EXHIBIT 99.17

                             FIRST AMENDMENT TO THE
                              MAGMA COPPER COMPANY
                         1993 LONG TERM INCENTIVE PLAN

          Effective January 1, 1993, Magma Copper Company (the "Company") adopted the MAGMA COPPER COMPANY 1993 LONG TERM INCENTIVE PLAN (the "Plan"). By this instrument, the Company desires to amend the Plan for the first time.

          1. This Amendment shall amend only the Section of the Plan set forth herein, and those Sections not amended hereby shall remain in full force and effect.

          2. Section 9.3 is hereby deleted and the following Section 9.3 is hereby inserted in lieu thereof.

          9.3  Payment.  Payment of a mature Performance Share Award shall be
               -------
     made within sixty (60) days following the end of the Performance Period, or within sixty (60) days following termination of employment pursuant to Sections 7.2 and 9.2, if applicable. Awards may be payable in cash, or in Common Stock, or in a combination of both, as determined by the Committee, in its sole and absolute discretion. Payment of benefits in Common Stock shall be deemed to have been made under the Stock Option and Stock Award Plan and shall be credited against the limitation provided in Section 3.1 thereof, in accordance with the provisions of Section 3.2(a) of the Stock Option and Stock Award Plan. In the event that all or part of a Performance Share Award is to be paid in cash, for the purpose of determining the amount of cash payable, the value of the mature Performance Share Award will be valued at the average per share trading price of Common Stock during the final calendar year of the Performance Period. To the extent permitted under the Magma Copper Company Special Executive Supplemental Deferred Compensation Plan, Performance Share Awards payable in cash, or in Common Stock, or in a combination of both, under this Plan may be deferred pursuant to the terms and provisions of such plan. Notwithstanding anything in Article VII to the contrary, in no event will a Performance Share Award be payable until at least six (6) months from the date of grant, except in cases of death or disability. The Company is obligated to make the payments provided under this Plan, but no Participant shall have any right to any specific asset of the Company in connection with the Plan and all payments shall be made from the general assets of the Company.

     3. Except as amended by this First Amendment which is effective as of January 1, 1995, the Company ratifies the terms of the Plan, as previously stated.

Dated                      ,199_.

                                  MAGMA COPPER COMPANY



                                  By:
                                     --------------------------
                                     Its:
                                         ----------------------

                                      -2-